Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and nine months ended December 31, 2022
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at December 31 and March 31, 2022

(expressed in thousands of US dollars)
	Notes	December 31, 2022	March 31, 2022
Assets		$	$

Current assets
Cash and cash equivalents		838,118	953,654
Trade and other receivables	9	68,575	45,766
Inventories		10,143	7,540
Other current assets	10	33,934	35,535

Total current assets		950,770	1,042,495

Lease right-of-use assets, net		22,305	25,539
Property and equipment, net		19,587	16,456
Intangible assets, net		334,600	409,568
Goodwill	11	1,350,009	2,104,368
Other long-term assets	12	29,233	21,400
Deferred tax assets		144	154

Total assets		2,706,648	3,619,980

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	69,748	78,307
Lease liabilities		6,924	7,633
Income taxes payable		6,627	6,718
Deferred revenue		61,636	65,194

Total current liabilities		144,935	157,852

Deferred revenue		1,640	2,121
Lease liabilities		19,479	23,037
Long-term debt	15	—	29,841
Accrued payroll taxes on share-based compensation		851	1,007
Deferred tax liabilities		222	6,833

Total liabilities		167,127	220,691

Shareholders’ equity
Share capital	16	4,274,008	4,199,025
Additional paid-in capital		192,263	123,777
Accumulated other comprehensive income (loss)	17	(5,019)	2,677
Accumulated deficit		(1,921,731)	(926,190)

Total shareholders’ equity		2,539,521	3,399,289

Total liabilities and shareholders’ equity		2,706,648	3,619,980

Commitments and contingencies	14

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and nine months ended December 31, 2022 and 2021

(expressed in thousands of US dollars, except per share amounts)
		Three months ended December 31,		Nine months ended December 31,
	Notes	2022	2021	2022	2021
		$	$	$	$

Revenues	4	188,697	152,676	546,278	401,814

Direct cost of revenues	5, 6	102,691	73,675	301,278	200,294

Gross profit		86,006	79,001	245,000	201,520

Operating expenses
General and administrative	6	28,429	21,655	83,800	67,013
Research and development	6	37,405	32,005	109,637	84,313
Sales and marketing	6	60,505	55,308	193,487	149,271
Depreciation of property and equipment		1,327	1,315	3,736	3,204
Depreciation of right-of-use assets		2,109	2,078	6,219	5,711
Foreign exchange loss (gain)		(968)	327	(496)	582
Acquisition-related compensation		6,290	19,012	36,046	30,058
Amortization of intangible assets		25,366	25,851	76,926	65,661
Restructuring	14	1,324	—	3,134	197
Goodwill impairment	11	748,712	—	748,712	—

Total operating expenses		910,499	157,551	1,261,201	406,010

Operating loss		(824,493)	(78,550)	(1,016,201)	(204,490)

Net interest income	7	8,300	1,029	15,158	1,974

Loss before income taxes		(816,193)	(77,521)	(1,001,043)	(202,516)

Income tax expense (recovery)
Current		38	96	818	821
Deferred		(1,429)	(12,125)	(6,320)	(29,421)

Total income tax recovery		(1,391)	(12,029)	(5,502)	(28,600)

Net loss		(814,802)	(65,492)	(995,541)	(173,916)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		9,197	(2,251)	(6,325)	(6,376)
Change in net unrealized gain (loss) on cash flow hedging instruments		1,407	415	(1,371)	(530)

Total other comprehensive income (loss)	17	10,604	(1,836)	(7,696)	(6,906)

Total comprehensive loss		(804,198)	(67,328)	(1,003,237)	(180,822)

Net loss per share – basic and diluted	8	(5.39)	(0.44)	(6.64)	(1.25)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited)
For the nine months ended December 31, 2022 and 2021

(expressed in thousands of US dollars)
	Nine months ended December 31,
	2022	2021
Cash flows from (used in) operating activities	$	$
Net loss	(995,541)	(173,916)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	31,520	26,133
Amortization of intangible assets	76,926	65,661
Depreciation of property and equipment and lease right-of-use assets	9,955	8,915
Deferred income taxes	(6,320)	(29,421)
Share-based compensation expense	107,845	66,982
Unrealized foreign exchange loss	50	272
Goodwill impairment	748,712	—
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(19,689)	(11,095)
Inventories	(2,603)	(2,884)
Other assets	(4,746)	(22,590)
Accounts payable and accrued liabilities	(10,362)	(2,001)
Income taxes payable	(91)	451
Deferred revenue	(4,039)	1,727
Accrued payroll taxes on share-based compensation	(156)	(2,136)
Net interest income	(15,158)	(1,974)

Total operating activities	(83,697)	(75,876)

Cash flows from (used in) investing activities
Additions to property and equipment	(7,211)	(8,748)
Additions to intangible assets	(2,375)	—
Acquisition of businesses, net of cash acquired	—	(559,450)
Purchase of investments	(1,256)	—
Movement in restricted term deposits	—	344
Interest income	13,706	4,122

Total investing activities	2,864	(563,732)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	4,297	16,925
Proceeds from issuance of share capital	—	823,515
Share issuance costs	(193)	(34,135)
Repayment of long-term debt	(30,000)	—
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(6,405)	(5,088)
Financing costs	(734)	(1,445)

Total financing activities	(33,035)	799,772

Effect of foreign exchange rate changes on cash and cash equivalents	(1,668)	(655)

Net increase (decrease) in cash and cash equivalents during the period	(115,536)	159,509

Cash and cash equivalents – Beginning of period	953,654	807,150

Cash and cash equivalents – End of period	838,118	966,659

Interest paid	374	704
Income taxes paid	979	687
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the nine months ended December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289

Net loss		—	—	—	—	(995,541)	(995,541)
Share issuance costs		—	(193)	—	—	—	(193)
Exercise of stock options and settlement of share awards		1,773,146	43,656	(39,359)	—	—	4,297
Share-based compensation		—	—	107,845	—	—	107,845
Share-based acquisition-related compensation		284,206	31,520	—	—	—	31,520
Other comprehensive loss	17	—	—	—	(7,696)	—	(7,696)

Balance as at December 31, 2022		150,718,664	4,274,008	192,263	(5,019)	(1,921,731)	2,539,521

Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283

Net loss		—	—	—	—	(173,916)	(173,916)
Issuance of shares upon public offering		8,855,000	823,515	—	—	—	823,515
Share issuance costs		—	(33,972)	—	—	—	(33,972)
Exercise of stock options and settlement of share awards		1,156,809	33,127	(16,202)	—	—	16,925
Share-based compensation		—	—	66,982	—	—	66,982
Share-based acquisition-related compensation		546,038	26,133	—	—	—	26,133
Shares issued in connection with business combination		9,307,256	799,494	—	—	—	799,494
Other comprehensive loss	17	—	—	—	(6,906)	—	(6,906)

Balance as at December 31, 2021		148,393,618	4,174,745	86,657	2,809	(811,673)	3,452,538

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2022. Certain comparative figures have been reclassified in order to conform to the current period presentation.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on February 1, 2023.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2022.
    3. Significant accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent annual audited consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    4. Revenues

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$

Subscription revenue	74,494	68,589	222,548	177,888
Transaction-based revenue	107,156	75,839	299,984	197,315
Hardware and other revenue	7,047	8,248	23,746	26,611

Total revenues	188,697	152,676	546,278	401,814
    5. Direct cost of revenues

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$

Subscription cost of revenue	19,948	19,164	61,028	51,535
Transaction-based cost of revenue	71,584	43,949	204,496	115,610
Hardware and other cost of revenue	11,159	10,562	35,754	33,149

Total direct cost of revenues	102,691	73,675	301,278	200,294
    6. Employee compensation
The total employee compensation comprising salaries and benefits, excluding government assistance, for the three and nine months ended December 31, 2022, was $98,915 and $298,038 (December 31, 2021 – $83,945 and $234,993, respectively).
Share-based compensation and related costs were included in the following expenses:

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$

Direct cost of revenues	1,652	1,202	6,110	4,196
General and administrative	11,719	5,467	30,430	15,641
Research and development	10,144	7,226	31,013	19,386
Sales and marketing	10,955	8,073	40,147	28,218

Total share-based compensation and related costs	34,470	21,968	107,700	67,441
As at December 31, 2022, the Company had 10,398,171 options, 4,632,425 restricted share units, 60,802 deferred share units, and 619,640 performance share units which include non-market performance conditions outstanding (December 31, 2021 - 9,033,463, 2,624,508, 20,036 and 75,182, respectively).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    7. Finance income and costs

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$

Interest income	8,722	1,766	16,826	4,167
Interest expense	(422)	(737)	(1,668)	(2,193)

Net interest income	8,300	1,029	15,158	1,974

    8. Loss per share
The Company has stock options and share awards as potentially dilutive securities. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive. Therefore, basic and diluted number of shares is the same for the three and nine months ended December 31, 2022 and 2021. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021

Issued Common Shares	150,718,664	148,393,618	150,718,664	148,393,618
Weighted average number of Common Shares – basic and diluted	151,187,993	148,171,635	149,952,650	139,283,453

Net loss per share – basic and diluted	($5.39)	($0.44)	($6.64)	($1.25)
The weighted average number of potentially dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive was 15,462,117 and 16,720,672 stock options and share awards for the three and nine months ended December 31, 2022 (December 31, 2021 - 10,099,759 and 9,296,337).
    9. Trade and other receivables

	December 31, 2022	March 31, 2022
	$	$

Trade receivables	31,071	22,894
Allowance for expected credit losses	(3,567)	(3,043)

Trade receivables, net	27,504	19,851

Research and development tax credits receivable	7,540	4,195
Sales tax receivable	5,199	6,323
Merchant cash advances	15,849	6,300
Indemnification receivables	8,716	9,097
Other	3,767	—

Total trade and other receivables	68,575	45,766

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
The indemnification receivables are for indemnities on certain income tax payables and other liabilities assumed through our acquisitions.
    10. Other current assets

	December 31, 2022	March 31, 2022
	$	$

Restricted cash and restricted deposits	1,392	1,531
Prepaid expenses and deposits	13,661	20,478
Commission asset	11,314	8,959
Contract asset and other	7,567	4,567

Total other current assets	33,934	35,535
    11. Goodwill

2022
$

Balance as at March 31,	2,104,368
Impairment loss	(748,712)
Foreign currency translation	(5,647)

Balance as at December 31,	1,350,009
Impairment analysis
During the three months ended December 31, 2022, there were changes in macro-economic conditions and the Company's share price and market capitalization decreased. This led to the carrying amount of the Company's net assets exceeding the Company's market capitalization as at December 31, 2022. This triggered an impairment test to be performed for the Company's operating segment (the "Segment") which is the level at which management monitors goodwill. The timing of this test also aligned with the Company's annual impairment test of goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use.
The Company completed an impairment test of goodwill as at December 31, 2022 using a fair value less costs of disposal model. This test resulted in a non-cash impairment charge of $748,712 related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macro-economic conditions and the Company's share price decrease, and the Company's revenue growth rate was negatively impacted by the macro-economic impact on our customer's sales. Fair value less costs of disposal is a Level 3 measurement (see note 19). Fair value less costs of disposal was determined using a discounted cash flow model involving several key assumptions that were used in the test for goodwill impairment. Adjusted EBITDA was determined as a valuation basis, using a five-year projection based on the Company's actual performance and management’s best estimates. A terminal value was calculated based on revenues with a weighted average cost of capital reflecting the current market assessment being used. The costs to sell were assumed to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment.
Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and actual results do not meet the Company's forecasts. A reduction in the terminal value multiple, an increase in the discount rate or a

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
decrease in the revenue growth rate could cause additional impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment.
The following table indicates the impact on the carrying value of a 1% change in the key assumptions:

Key Assumptions	Value used in impairment model	Impairment increase if the key assumption was multiplied by 1.01, assuming all other key assumptions were held constant
		$

Discount Rate (%)	30%	21,240
Terminal Value Multiple	2.5	16,063
Revenue Growth Rate (%)	27%	19,607
The Company had also performed goodwill impairment testing as at September 30, 2022 and no goodwill impairment was noted as at September 30, 2022. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2023, or earlier should there be a goodwill impairment trigger before then. No impairment charges were taken on other assets included in Lightspeed's cash generating units.
    12. Other long-term assets

	December 31, 2022	March 31, 2022
	$	$

Restricted cash	252	260
Prepaid expenses and deposits	4,301	5,945
Commission asset	13,600	9,604
Contract asset	9,557	5,591
Investments	1,523	—

Total other long-term assets	29,233	21,400

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    13. Accounts payable and accrued liabilities

	December 31, 2022	March 31, 2022
	$	$

Trade payables	36,801	39,245
Accrued compensation and benefits	22,113	25,238
Accrued payroll taxes on share-based compensation	2,988	3,594
Acquisition-related payables	1,601	5,527
Sales tax payable	3,856	3,861
Other	2,389	842

Total accounts payable and accrued liabilities	69,748	78,307
    14. Contingencies, Provisions and Commitments
Contingencies
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit include U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally relate to web-based point of sale builder systems. The Company and management intend to vigorously defend against the action.
The Company has not provisioned for the above-mentioned matters as the outcome is not determinable nor the amount of loss, if any, reasonably estimable given the present stage of the proceedings in each case.
Provisions
The Company is involved in litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
During the nine months ended December 31, 2022, the Company implemented a restructuring plan for its operations. The restructuring expense consists entirely of costs related to terminations of employment for a total of $1,324 and $3,134 for the three and nine months ended December 31, 2022, respectively (December 31, 2021 - nil and $197).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
Commitments
During the nine months ended December 31, 2022, the Company increased its commitments from those disclosed in its annual audited consolidated financial statements for the fiscal year ended March 31, 2022. The Company renegotiated certain contracts with service providers which include additional commitments of $18,940 over the next four fiscal years.
    15. Credit facility
The Company had credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which included a $25,000 demand revolving operating credit facility (the "Revolver") and a $50,000 stand-by acquisition term loan, $20,000 of which was uncommitted (the "Acquisition Facility", and together with the Revolver, the "Credit Facilities"). The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) and was set to mature 60 months thereafter. On July 6, 2022, the Company repaid in full the balance outstanding under the Acquisition Facility, including all accrued and unpaid interest and the Acquisition Facility was terminated. Prior to the repayment, excluding unamortized financing costs, the balance drawn on the Acquisition Facility was $30,000.
On October 28, 2022, the Company amended the Revolver to, among other things, reduce the size of the Revolver to $5,000 and facilitate greater operating flexibility (the "Amended Revolver"). The Amended Revolver is available for letters of credit or letters of guarantee for general corporate and working capital purposes. The Amended Revolver is subject to certain general covenants, including making available annual audited consolidated financial statements, and is secured by material assets of the Company. The Company was in compliance with covenants as at December 31, 2022.
    16. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.
    17. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$
Balance as at March 31,	2,654	9,715	23	—	2,677	9,715

Other comprehensive loss	(6,325)	(6,376)	(1,371)	(530)	(7,696)	(6,906)

Balance as at December 31,	(3,671)	3,339	(1,348)	(530)	(5,019)	2,809
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $30,250 CAD as at December 31, 2022 (March 31, 2022 - $26,000 CAD).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    18. Related party transactions
Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$

Short-term employee benefits	677	599	2,091	1,805
Share-based payments	6,573	6,689	19,898	17,034

Total compensation paid to key management personnel	7,250	7,288	21,989	18,839
    19. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at December 31 and March 31, 2022.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. The fair value of investments was determined based on Level 3 inputs using the prices for financial instruments stemming from private investments that the Company participated in.
As at December 31 and March 31, 2022, financial instruments measured at fair value in the unaudited condensed interim consolidated balance sheets were as follows:

	December 31, 2022			March 31, 2022

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	838,118	838,118	Level 1	953,654	953,654
Restricted cash and restricted deposits	Level 1	1,644	1,644	Level 1	1,791	1,791
Merchant cash advances	Level 3	15,849	15,849	Level 3	6,300	6,300
Foreign exchange forward contracts	Level 2	0	0	Level 2	23	23
Investments	Level 3	1,523	1,523	—	—	—
Liabilities:
Foreign exchange forward contracts	Level 2	1,348	1,348	Level 2	0	0
    20. Subsequent events
Subsequent to the end of the quarter, the Company announced a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The reorganization includes the reduction of approximately 300 roles. The reorganization will result in an incremental restructuring cash charge of over $12,000, primarily consisting of severance payments, employee benefits and related costs. The Company expects to incur these charges primarily in the fourth quarter. Certain share awards will also be accelerated as part of the restructuring. The assessment of the restructuring amount and the accounting for this reorganization has not yet been finalized.